As filed with the Securities and Exchange Commission on April 4, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ON SEMICONDUCTOR CORPORATION

AND THE GUARANTORS IDENTIFIED IN FOOTNOTE (1) BELOW

(Exact name of Registrant as specified in its charter)

Delaware	36-3840979
(State of incorporation)	(I.R.S. Employer Identification Number)

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

George H. Cave, Esq.

Senior Vice President, Secretary and General Counsel

ON Semiconductor Corporation

5005 E. McDowell Road,

Phoenix, Arizona 85008

(602) 244-5226

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, check the following box.  ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities pursuant to Rule 413(b) under the Securities Act of 1933, check the following box.  ☐

Calculation of Registration Fee

Title of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
2.625% Convertible Senior Subordinated Notes Due 2026	$484,000,000	100%	$484,000,000	$14,859
Guarantees of 2.625% Convertible Senior Subordinated Notes Due 2026(3)	—	—	—	(5)
Common Stock, $.01 par value per share	46,095,240(4)	—	—	(5)

(1)	The following domestic direct subsidiaries of ON Semiconductor Corporation, each of which is incorporated or organized in Delaware and has the I.R.S. employer identification number indicated, are guarantors of the notes and are co-registrants: Semiconductor Components Industries, LLC (36-4292817), SCG (Malaysia SMP) Holding Corporation (36-4307329), SCG (China) Holding Corporation (36-4265717) and SCG (Czech) Holding Corporation (36-4292303). The following domestic direct subsidiaries of Semiconductor Components Industries, LLC, each of which is incorporated or organized in Delaware and has the I.R.S. employer identification number indicated, are also guarantors of the notes and are co-registrants: Semiconductor Components Industries Puerto Rico, Inc. (36-4304551) and SCG International Development LLC (36-4292819). The following domestic direct subsidiaries of Semiconductor Components Industries, LLC, each of which is incorporated in Rhode Island and has the I.R.S. employer identification number indicated, are also guarantors of the notes and are co-registrants: Semiconductor Components Industries of Rhode Island, Inc. (05-0347660) and Semiconductor Components Industries International of Rhode Island, Inc. (05-0492494).
(2)	This estimate is made pursuant to Rule 457(a) of the Securities Act solely for the purpose of determining the registration fee. The above calculation is based on a bona fide estimate of the maximum offering price.
(3)	No separate consideration is receivable in connection with the note guarantees.
(4)	The number of shares of common stock registered hereunder is based upon the number of shares of common stock issuable upon conversion of the notes at the initial conversion rate of 95.2381 shares of Common Stock for each $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of additional shares of common stock that may be issuable as a result of antidilution adjustments. Any shares of common stock issued upon conversion of the notes will be issued for no additional consideration.
(5)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the note guarantees or the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with note guarantees or the exercise of the conversion privilege.

PROSPECTUS

$484,000,000

2.625% Convertible Senior Subordinated Notes Due 2026,

the Related Note Guarantees, and

Common Stock Issuable upon Conversion of the Notes

This prospectus relates to the offer and sale from time to time by the persons listed under “Selling Securityholders” in this prospectus of up to $484,000,000 principal amount of our 2.625% Convertible Senior Subordinated Notes Due 2026 (and the related note guarantees as described herein), and shares of our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of the notes or the sale of the underlying common stock by the selling securityholders.

The notes will bear interest at the rate of 2.625% per year from the date of issuance. Interest on the notes is payable on June 15 and December 15 of each year, beginning on June 15, 2007.

The notes are convertible by holders into cash and shares of our common stock at a conversion rate of 95.2381 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $10.50 per share of common stock. We will settle conversion of all notes validly tendered for conversion in cash and shares of our common stock, if applicable, subject to our right to pay the share amount in additional cash. Holders may convert their notes under the following circumstances: (i) if the trading price of the notes is below a specified threshold for a specified time period; (ii) upon the occurrence of the specified transactions described in this prospectus; or (iii) after June 15, 2013.

The notes will mature on December 15, 2026. Beginning December 20, 2013, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

If a holder elects to convert its notes in connection with the occurrence of specified fundamental changes that occur prior to December 15, 2013, the holder will be entitled to receive, in addition to cash and shares of common stock equal to the conversion rate, an additional number of shares of common stock, in each case as described in this prospectus.

Holders may require us to repurchase the notes for cash on December 15 of 2013, 2016 and 2021 at a repurchase price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest to, but excluding, the repurchase date. Upon the occurrence of certain corporate events, each holder may require us to purchase all or a portion of such holder’s notes for cash at a price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest to, but excluding, the repurchase date.

The notes are our unsecured obligations, are subordinated in right of payment to all of our existing and future senior indebtedness, rank pari passu in right of payment with all of our existing and future senior subordinated indebtedness and are senior in right of payment to all our existing and future subordinated obligations. The notes also will be effectively subordinated to any of our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain of our existing and future subsidiaries. As of December 31, 2006, we had approximately $198.9 million of senior indebtedness and $839.0 million of senior subordinated indebtedness outstanding.

For a more detailed description of the notes, see “Description of Notes.”

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ONNN.” On April 3, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $8.92 per share.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 4, 2007

As used in this prospectus, the “Company,” “we,” “us,” “our” or “our company” refer, as the context requires, to:

•	ON Semiconductor Corporation, together with its wholly owned direct subsidiaries, including Semiconductor Components Industries, LLC, and its wholly owned indirect subsidiaries;

•

solely in the context of our historical operations or results prior to our becoming an independent company as a result of our August 4, 1999 recapitalization, the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc.; and

•	ON Semiconductor Corporation as the issuer of the notes offered hereby.

The ON Semiconductor logo is a registered trademark of Semiconductor Components Industries, LLC.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INFORMATION REGARDING OUR INDUSTRY

In this prospectus, we rely on and refer to information regarding the semiconductor industry and our competitors that has been prepared by industry research firms, including World Semiconductor Trade Statistics (“WSTS”) and VLSI Research, or compiled from market research reports, analyst reports and other publicly available information. All industry and total addressable market data that are not cited as being from a specified source are from WSTS.

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All of our market share information presented in this prospectus refers to our total product revenues in our total addressable market, which comprises the following specific WSTS product categories: (1) discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors/modules, RF and microwave diodes, RF and microwave SS transistors, power FET modules, IGBT modules and optoelectronics); (2) standard analog products (amplifiers, voltage regulators and references, comparators, ASSP consumer, ASSP computer, ASSP automotive and ASSP industrial and others); and (3) standard logic products (general purpose logic and MOS general purpose logic only). We believe that this information is reliable, but we have not independently verified it.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street N.E., Room 1580, Washington, D.C. 20549-0102.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 100 F Street, N.E. Room 1580, Washington, D.C. 20549-0102 or by telephone at l-800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or phone number:

ON Semiconductor Corporation

5005 East McDowell Road

Phoenix, AZ 85008

Email: investor@onsemi.com

Telephone: 602-244-3437

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated into this document by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements, and are contained throughout this prospectus and in the information incorporated into this prospectus by reference. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this prospectus are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross profit pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt agreements, risks associated with our international operations, the threat or occurrence of international

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armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described from time to time in our SEC filings. See in particular the “Risk Factors” section of this prospectus and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section of this prospectus and other information in this prospectus and reports filed with the SEC before making any investment decision with respect to the notes. If any of the trends, risks or uncertainties set forth in the “Risk Factors” section of this prospectus and in our reports we have filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act actually occurs or continues, our business, financial condition or operating results could be materially adversely affected. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference in this prospectus certain information we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus until we have sold all the notes to which this prospectus relates or this offering is otherwise terminated. The information that we incorporate by reference is an important part of this prospectus. Any statement in a document incorporated by reference will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on February 23, 2007 (“Form 10-K”);

•	our Proxy Statement filed with the SEC on April 11, 2006;

•	our Current Reports on Form 8-K filed with the SEC on January 29, 2007, February 6, 2007, February 8, 2007, February 15, 2007, March 9, 2007 and March 26, 2007; and

•	the description of our common stock contained in the registration statement on Form 8-A filed with the SEC on April 21, 2000.

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SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more complete understanding of our company and this offering, we encourage you to read this entire prospectus, including the section entitled “Risk Factors,” and the documents we have incorporated by reference herein.

ON Semiconductor Corporation

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that address the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets, including consumer electronics, computing, wireless communications, automotive electronics, industrial electronics and networking. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

Our extensive portfolio of devices enables us to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. Our product portfolio decreased from approximately 30,800 products in 2005 to approximately 28,800 products in 2006, due to normal product pruning and end of life products, and we shipped approximately 30.6 billion units in 2006. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

In May 2006, we announced a change in our organizational structure and have organized into five operating segments, which also represent five reporting segments: automotive and power regulation, computing, digital and consumer, standard products and manufacturing services. Each of our major product lines has been assigned to a segment, as illustrated in the table below, based on our operating strategy. Because many products are sold into different end-markets, the total revenue reported for a segment is not indicative of actual sales in the end-market associated with that segment, but rather is the sum of the revenues from the product lines assigned to that segment. Our manufacturing services, in which we manufacture parts for other semiconductor companies, principally in our newly acquired Gresham, Oregon facility, are reported in the manufacturing services segment. These segments represent our view of the business and as such are used to evaluate progress of major initiatives. Information related to periods prior to this change has been revised to conform to the current presentation. In periods prior to the change, these various product lines were aligned into two segments: the Analog Products Group and the Integrated Power Group.

Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Manufacturing Services
AC-DC Conversion	Low & Medium MOSFET	Analog Switches	Bipolar Power	Manufacturing Services

Analog Automotive DC-DC Conversion	Power Switching	Filters	Thyristor

Rectifier	Signal & Interface	Low Voltage	Small Signal

Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Manufacturing Services
High Voltage MOSFET		App. Specific Int. Power	Zener

LDO & Vregs			Protection

High Frequency Standard Logic

We have approximately 133 direct customers worldwide, and we also service approximately 202 significant original equipment manufacturers indirectly through our distributor and electronic manufacturing service provider customers. Our direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Intel, Motorola, Nokia, Philips, Siemens and Sony; (2) electronic manufacturing service providers, such as Flextronics, Jabil and Solectron; and (3) global distributors, such as Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace.

We currently have major design operations in Arizona, Rhode Island, Texas, Oregon, China, Slovakia, the Czech Republic, Korea and France, and we currently operate manufacturing facilities in Arizona, Oregon, China, the Czech Republic, Japan, Malaysia, the Philippines and Slovakia.

Our headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008, and our telephone number is (602) 244-6600.

Our Products

Automotive and Power Regulation Group.    The explosion in consumer and computing devices is driving strong demand for highly efficient power supplies needed to charge and run them. Similarly, the proliferation of electronic subsystems in automobiles (the value of the electronic content now exceeds that of the metal in many cars) has put tremendous stress on the existing 12-volt electrical backbone of automobiles. Power efficiency has become a critical issue as more and more electronic features are added. We are a global supplier of power management analog products. We have a complete power management portfolio in the six major product categories, which include DC-DC converters, AC-DC converters, linear regulators, Pulse Width Modulation (PWM) controllers, Power Factor Modulation (PFM) controllers, Power Factor Correction (PFC) pre-regulators and battery charging and management integrated circuits. In the automotive space we are a global supplier of power management and protection devices including linear regulators and ignition Insulated Gate Bipolar Transistors (IGBT’s).

Computing Products Group.    As computing platforms, both desktop and portable, evolve from data processing systems (database manipulation, word processing and spreadsheets) to signal-processing systems (audio, video and wireless communications), the core processors need to be more and more powerful. More powerful processors in turn require more efficient power supplies and more efficient use of power on the motherboard and subsequent peripherals. The Computing Products Group is focused on delivering efficient controllers and power MOSFETs for power management in VCORE, DDR and chipsets for audio, video and graphics processing subsystems. We believe our success in these markets is attributable to our superior technology and manufacturing and supply chain capabilities, which are needed to serve this high-volume market.

Digital and Consumer Products Group.    The focus of the Digital and Consumer Products Group is on cell phones and small portable electronic devices such as PDAs, MP3s and handheld GPS. Digital portable devices such as cell phones, PDAs, MP3s and handheld GPS have become multi-function devices incorporating many options, including wireless communications, audio, video and camera functions. The integration of functionality onto such small platforms puts a premium on being able to put high-performance devices into extremely small packages. We have a broad portfolio of products and solutions that serve this space in industry leading micro-packages. The four application areas in which we have a significant position are: system power management with FETs and DC-DC converters; EMI and RF filtering; audio and video signal distribution with analog switches and op amps; and LED lighting solutions for LCD screens and camera flash.

Standard Products Group.    As device size shrinks in portable and computing systems, the threat from ESD and power surges increases exponentially. Protection on input/output ports becomes a critical issue for designers both from a point of view of manufacturability and product robustness once it is in the hands of the consumer. We offer a complete line of ESD and Zener TVS devices that provide a robust energy-absorption-to-footprint ratio. Our high frequency clock and data management products consist primarily of high margin Emitter-Coupled Logic (ECL) products. We design and deliver application-specific integrated circuits using advanced technologies that address the high-performance needs of communication and networking switches, high-end servers, high-performance work stations, storage networks and precision measurement test systems. We enable application specific designs for today’s advanced networks, including Asynchronous Transfer Mode (ATM), Enterprise Networks, Storage Area Networks (SAN) and Internet Protocol (IP) applications.

Sales, Marketing and Distribution

As of December 31, 2006, our global sales and marketing organization consisted of approximately 571 professionals operating out of approximately 30 offices which serve customers in 70 countries. We support our customers through logistics organizations and just-in-time warehouses. Global and regional distribution channels further support our customers’ needs for quick response and service. We offer efficient, cost-effective internet-based applications support from our laboratories in the Czech Republic, China and the United States. Through on-line connectivity, applications developed in one region of the world are now instantaneously available to all other regions. Since 2004, our cost structure related to freight, shipping and logistical services has been improved as a result of our newest global distribution centers in the Philippines and Shanghai, China, which also resulted in improved domestic shipping and customs clearance operations. We continue to monitor our freight and logistical support operations for potential cost savings.

THE OFFERING

Issuer	ON Semiconductor Corporation.

Securities Offered	$484,000,000 principal amount of 2.625% Convertible Senior Subordinated Notes due 2026.

Maturity Date	December 15, 2026, unless earlier redeemed, repurchased or converted.

Interest	2.625% per annum on the principal amount from the issue date, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning June 15, 2007.

Conversion

The notes are convertible by holders into cash and shares of our common stock at a conversion rate of 95.2381 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equivalent to an initial conversion price of approximately $10.50 per share of common stock.

Holders can convert their notes under any of the following conditions:

•

during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 103% of the product of the closing sale price of our common stock and the conversion rate;

•	upon the occurrence of specified corporate events described under “Description of Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions;” or

•	on or after June 15, 2013.

Upon valid tender of notes for conversion, we will pay, on the third trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty trading-day observation period, subject to our right to pay the share amount in additional cash. See “Description of Notes—Conversion of Notes—Payment upon Conversion.”

In addition, if specified “fundamental changes” occur prior to December 15, 2013, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in certain circumstances as described under “Description of Notes—Conversion of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest and additional interest, if any, upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares, if any, of common stock issued to you upon conversion.

Notwithstanding any of the foregoing, we will not take any action that would result in an adjustment pursuant to the foregoing provisions without complying with the shareholder approval rules of the Nasdaq Global Select Market.

Note Guarantees	The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain existing and future subsidiaries.

Ranking

The notes are our general unsecured obligations, are subordinated in right of payment to all of our existing and future senior indebtedness, rank pari passu in right of payment with all of our existing and future senior subordinated indebtedness and are senior in right of payment to all our existing and future subordinated obligations. The notes also are effectively subordinated to any of our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing such indebtedness and to all liabilities of our foreign subsidiaries, which are not guaranteeing the notes, and any future subsidiaries that do not guarantee the notes.

The note guarantees are unsecured and subordinated in right of payment to all existing and future senior indebtedness of the note guarantors, including all guarantees of the note guarantors under senior indebtedness. The note guarantees rank equal in right of payment with all of the existing and future senior subordinated indebtedness of the note guarantors and are senior to all of the existing and future subordinated obligations of the note guarantors.

Optional Redemption

Beginning on December 20, 2013, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Optional Redemption by the Company.”

Repurchase at Option of the Holder upon a Designated Event

If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity of the notes, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date.

Repurchase at Option of the Holder

You may require us to repurchase the notes for cash at a repurchase price equal to 100% of the principal amount of such notes on December 15 of 2013, 2016 and 2021, plus accrued and unpaid interest to, but excluding, the repurchase date. See “Description of Notes—Repurchase at Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Nasdaq Global Select Market Symbol	ONNN.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and in our reports we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are incorporated by reference herein before purchasing the notes or the underlying common stock. In particular, we have included disclosure regarding certain additional risk factors applicable to our Company and its business in our Form 10-K.

Trends, Risks and Uncertainties Relating to Our Indebtedness

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of December 31, 2006, we had approximately $198.9 million of senior indebtedness and $839.0 million of senior subordinated indebtedness outstanding. As of and for the year ended December 31, 2006, we had total long-term indebtedness of $1,176.0 million (including current maturities, but excluding unused commitments) and interest expense of $51.8 million, respectively. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•

our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness restrict us from incurring additional indebtedness, but do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. Some of the debt we may incur may be secured by the same collateral securing certain of our existing indebtedness.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include, a number of restrictive covenants that impose significant operating and financial restrictions on, among other things, our ability to:

•	incur additional debt, including guarantees;

•	incur liens;

•	sell or otherwise dispose of assets;

•	make investments, loans or advances;

•	make some acquisitions;

•	engage in mergers or consolidations;

•	make capital expenditures;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;

•	engage in certain sale and leaseback transactions;

•	enter into new lines of business;

•	issue some types of preferred stock; and

•	enter into transactions with our affiliates.

In addition, our senior bank facilities require that we maintain or achieve a minimum consolidated EBITDA (as defined therein). Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur additional indebtedness. As of February 12, 2007, we had $20.6 million of borrowing capacity available under our revolving credit facility. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

Trends, Risks and Uncertainties Relating to the Notes

The notes and the note guarantees are subordinated in right of payment to senior indebtedness.

The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness. The indenture governing the notes does not limit the amount of additional indebtedness, including senior indebtedness, we or our subsidiaries can create, incur, assume or guarantee. As of December 31, 2006, we had approximately $198.9 million of senior indebtedness outstanding (excluding unused commitments), all of which was secured. In addition, upon default in payment with respect to certain of our senior indebtedness or an event of default with respect to this indebtedness permitting the acceleration thereof, we may be blocked from making payments on the notes pursuant to the indenture. In addition, upon default in payment with respect to certain of our senior indebtedness or an event of default with respect to this indebtedness permitting the acceleration thereof, we may be blocked from making payments on the notes pursuant to the indenture. See “Description of Notes—Ranking.”

Certain of our existing and future domestic subsidiaries guarantee, on a joint and several basis, our obligations under the notes on an unsecured and senior subordinated basis. Such guarantees rank pari passu with the guarantees of certain of our existing and future domestic subsidiaries of our obligations under our Zero Coupon Convertible Senior Subordinated Notes due 2024, which we refer to as the 2024 notes, and our 1.875% Convertible Senior Subordinated Notes due 2025, which we refer to as the 2025 notes. However, the note guarantees are subordinated to the senior indebtedness of these note guarantors. As of December 31, 2006, our note guarantors had approximately $198.9 million of senior indebtedness outstanding (all of which consists of their direct obligations and guarantees under the senior bank facilities), all of which was secured.

Because the notes and the note guarantees are subordinated to our senior indebtedness and the senior indebtedness of our note guarantors, respectively, in the event of our liquidation or insolvency or that of any note guarantor, as the case may be, and in certain other circumstances as described in “Description of Notes—Ranking,” we or the note guarantors, as the case may be, will be permitted to make payment on the notes or the note guarantee, as applicable, only after our senior indebtedness or that of the note guarantor, as applicable, has been paid in full. Furthermore, because some of our senior indebtedness is secured by our and our subsidiaries’ assets, in the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all of our secured debt, as well as our senior indebtedness, have been repaid in full from such assets. After paying our secured debt and other senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries other than the note guarantors.

We are a holding company for the various subsidiaries that conduct our business on a worldwide basis. The notes are effectively subordinated to the liabilities, including trade payables, of our subsidiaries other than the note guarantors. If we or our non-guarantor subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of December 31, 2006, our non-guarantor subsidiaries had liabilities of approximately $448.4 million. Our non-guarantor subsidiaries may also from time to time incur other additional debt and liabilities.

Your ability to enforce the guarantees of the notes may be limited.

Although the notes are our obligations, they are unconditionally guaranteed on an unsecured senior subordinated basis by certain of our subsidiaries. The performance by each note guarantor of its obligations with respect to its note guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such note guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a note guarantor did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the notes, and that, at the time of such incurrence, the note guarantor: (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence or grant; (iii) was engaged in a business or transaction for which the assets remaining with such note guarantor constituted unreasonably small capital; or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void the note guarantor’s obligations under its note guarantee, recover payments made under the note guarantee, subordinate the note guarantee to other indebtedness of the note guarantor or take other action detrimental to the holders of the notes.

The measure of insolvency for these purposes will depend on the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the note guarantees, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the note guarantees, to the claims of all existing and future creditors on similar grounds. The note guarantees also could be subject to the claim that, since the note guarantees were incurred for our benefit and only indirectly for the benefit of the note guarantors, the obligations of the note guarantors under the note guarantees were incurred for less than reasonably equivalent value or fair consideration.

There can be no assurance as to what standard a court would apply in order to determine whether a note guarantor was “insolvent” upon the sale of the notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent upon consummation of the sale of the notes.

We are dependent upon our subsidiaries to service our debt.

Our assets consist primarily of the capital stock or other equity interests of our operating subsidiaries. Consequently, our cash flow and ability to service debt obligations, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by the subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in any instruments governing their indebtedness.

We may not have the funds necessary to finance the repurchase or conversion of the notes or may otherwise be restricted from making such repurchase or conversion if required by holders pursuant to the indenture.

On December 15 of 2013, 2016 and 2021 and at any time prior to maturity following a “designated event” under the indenture, holders may require us to repurchase their notes for cash. In addition, upon any conversion of the notes, holders will have the right to receive at least a portion of the conversion consideration in cash. It is possible, however, that we will not have sufficient funds available at the time of any such repurchase or conversion to make the required cash payments. In addition, our debt agreements contain, and any future debt agreements could contain, provisions prohibiting such payments under certain circumstances, and a designated event allowing you to cause us to repurchase your notes, or the occurrence of an event that allows you to convert your notes, may constitute an event of default under one or more agreements governing our indebtedness. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing or converting the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase or convert the notes or attempt to refinance the relevant indebtedness. If we did not obtain such a consent or refinance the indebtedness, we would not be permitted to repurchase or convert the relevant notes, which would constitute an event of default under the indenture and in turn would constitute a default under the terms of our other indebtedness.

An active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of the holders’ notes.

An active or sustained trading market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded, they may trade at a discount from their original offering price.

The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

The conditional conversion feature of the notes could result in your not receiving the value of the common stock into which the notes are convertible.

Prior to June 15, 2013, the notes are convertible into cash and shares of our common stock, if applicable, subject to our right to elect to pay the net share amount in cash, only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your notes would otherwise be convertible.

We expect that the trading value of the notes may be significantly affected by the price of our common stock, which may be volatile.

Our common stock has experienced significant price and volume fluctuations. The market price of the notes is expected to be significantly affected by the market price of our common stock as well as the general level of interest rates and our credit quality. This may result in a significantly greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. For a discussion of the factors that may result in volatility in the market price of our common stock, see “Trends, Risks and Uncertainties Related to Our Business.”

It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, could affect the price of our common stock.

The price of our common stock also could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity that we expect to develop involving our common stock as a result of the issuance of the notes. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

You may have to pay taxes with respect to some distributions on our common stock that result in adjustments to the conversion rate.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” and “Description of the Notes—Conversion of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you will be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you will have to include in income will generally be equal to the amount of the distribution that you would have received if you had converted your notes into our common stock. In addition, non-U.S. holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Material U.S. Federal Income Tax Considerations.”

The adjustment to the conversion rate for notes converted in connection with certain fundamental changes may not adequately compensate you for any lost value of your notes as a result of such transaction.

If certain fundamental changes occur prior to December 15, 2013, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such fundamental change. The increase in the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of Notes—Conversion of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $50.00 per share or less than $7.50 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 133.3333 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change.” The enforceability of our obligation to deliver the additional shares upon a fundamental change could be subject to general principles of reasonableness of economic remedies.

A change in control of ON Semiconductor may not constitute a “fundamental change” for purposes of the notes.

The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control of ON Semiconductor except to the extent described under “Description of Notes—Conversion of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change” and “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event” upon the occurrence of a fundamental change. However, the term “fundamental change” is limited and may not include every change in control event that might cause the market price of the notes to decline. As a result, your rights under the notes upon the occurrence of a fundamental change may not preserve the value of the notes in the event of a change in control of ON Semiconductor. In addition, any change in control of ON Semiconductor may negatively affect the liquidity, value or volatility of ON Semiconductor’s common stock, negatively impacting the value of the notes.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by the investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our Certificate of Incorporation requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Trends, Risks and Uncertainties Relating to Our Common Stock

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence, competition or other factors;

•

cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;

•	our liquidity and access to capital; and

•	our research and development activities and the funding thereof.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

The trading price of our common stock since our initial public offering has ranged from a high of $27.75 on the Nasdaq National Market (which is where our common stock was traded prior to the inception of the Nasdaq Global Select Market) on May 1, 2000 to a low of $0.89 on October 4, 2002. The last reported price of our common stock on the Nasdaq Global Select Market on April 3, 2007 was $8.92 per share.

Our stock price could be affected because a substantial number of shares of our common stock could be available for sale in the future.

Sales in the public market of a substantial number of shares of our common stock could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock could be available for future sale. During 2006, TPG sold 69.7 million shares of our common stock of which 60.0 million shares were sold on the open market.

TPG, as our principal stockholder, may be able to limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

As of March 22, 2007, TPG, and its affiliates beneficially owned 50.4 million shares of our common stock representing approximately 17.3% of the total voting power of our common stock. In addition, as of March 28, 2007, three persons serve on our Board of Directors as representatives of TPG. As a result, TPG, through its affiliates, is able to exercise substantial influence over:

•	election of all of our directors and, as a result, matters requiring board approval;

•	matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman of our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•

authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for each of the periods indicated:

	Year Ended December 31,
	2002	2003	2004	2005		2006
Ratio of earnings to fixed charges	—	—	—	2.7	x	6.2	x

In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component. Earnings for the years ended December 31, 2004, 2003 and 2002 were insufficient to cover fixed charges by $113.0 million, $136.3 million and $129.6 million, respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has traded under the symbol “ONNN” on the Nasdaq Global Select Market since its inception on July 1, 2006. Prior to the inception of the Nasdaq Global Select Market, our common stock was traded on the Nasdaq National Market since April 28, 2000, except for the period from October 25, 2002 until September 3, 2003 during which our common stock was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low closing prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Global Select Market or the Nasdaq National Market, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2004:
First Quarter	$9.00	$6.35
Second Quarter	7.89	4.22
Third Quarter	4.00	2.57
Fourth Quarter	4.54	3.02

Year Ended December 31, 2005:
First Quarter	$4.90	$3.32
Second Quarter	5.00	2.88
Third Quarter	5.87	4.44
Fourth Quarter	6.18	4.33

Year Ended December 31, 2006:
First Quarter	$7.56	$5.77
Second Quarter	7.45	5.41
Third Quarter	6.48	5.18
Fourth Quarter	7.82	5.80

Year Ended December 31, 2007:
First Quarter	$10.76	$7.50
Second Quarter (through April 3, 2007)	8.92	8.81

On March 22, 2007, there were approximately 230 holders of record of our common stock and 291,927,070 shares of common stock outstanding.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Our senior bank facilities restrict our ability to pay cash dividends to our common stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

Definitions of certain terms used in this Description of Notes may be found under “Certain Definitions.” For purposes of this section, the references to “Company,” “we,” “our” or “us” refer only to ON Semiconductor Corporation and not any of its subsidiaries.

The notes are issued under an indenture among the Company, the note guarantors and Deutsche Bank Trust Company Americas, as Trustee (the “Indenture”). The notes and the shares of the Company’s common stock issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the Indenture and the registration rights agreement from the Trustee.

The following description is a summary of the material provisions of the notes, the Indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Indenture, including the definitions of certain terms used in the Indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the Indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of notes.

General

The notes are:

•	general unsecured debt of the Company;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company, including the 2024 notes and the 2025 notes;

•	senior in right of payment to all future Subordinated Obligations of the Company;

•	effectively subordinated to all existing and future Secured Indebtedness of the Company and its subsidiaries to the extent of the value of the assets securing such Indebtedness; and

•

effectively subordinated to all liabilities of the foreign subsidiaries of the Company, which are not guaranteeing the notes, and any other future subsidiaries of the Company that do not guarantee the notes.

The notes are guaranteed by each of the following subsidiaries of the Company:

•	Semiconductor Components Industries, LLC;

•	SCG (Malaysia SMP) Holding Corporation;

•	SCG (Czech) Holding Corporation;

•	SCG (China) Holding Corporation;

•	Semiconductor Components Industries Puerto Rico, Inc.;

•	Semiconductor Components Industries of Rhode Island, Inc.;

•	SCG International Development LLC; and

•	Semiconductor Components Industries International of Rhode Island, Inc.

The note guarantees are:

•	general unsecured obligations of each note guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of each note guarantor;

•	pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of each note guarantor, including such note guarantor’s guarantee of the 2024 notes and the 2025 notes;

•	senior in right of payment to all existing and future Subordinated Obligations of each note guarantor;

•	effectively subordinated to all existing and future Secured Indebtedness of each note guarantor to the extent of the value of the assets securing such Indebtedness; and

•

effectively subordinated to all liabilities of the foreign subsidiaries of the Company, which are not guaranteeing the notes, and any other future subsidiaries of the Company that do not guarantee the notes.

Upon fulfillment of the conditions described under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition” and “—Conversion of Notes—Conversion Upon Specified Corporate Transactions,” and at any time on or after June 15, 2013, the notes may be converted at an initial conversion rate of 95.2381 shares of the Company’s common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $10.50 per share of the Company’s common stock). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described under “—Conversion of Notes—Conversion Rate Adjustments.” We will settle conversions of all notes validly tendered for conversion in cash and shares of the Company’s common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each day of the relevant 20 trading-day observation period as described under “—Conversion of Notes—Payment Upon Conversion,” subject to our right to pay the net share amount (as defined under “—Conversion of Notes—Payment Upon Conversion”) in additional cash. You will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The notes are limited to $484,000,000 aggregate principal amount, except as set forth below. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on December 15, 2026, unless earlier converted, redeemed or repurchased.

The notes bear interest at a rate of 2.625% per year from the date of issuance, or from the most recent date to which interest has been paid or duly provided for.

We may, without the consent of the holders, issue additional notes under the Indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. The notes offered hereby and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the Indenture. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries are subject to any financial covenants under the Indenture. In addition, neither we nor any of our subsidiaries are restricted under the Indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control except to the extent described below under “—Conversion of Notes—Adjustment to Shares Delivered Upon a Fundamental Change” and “—Repurchase at Option of the Holder Upon a Designated Event.”

We maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and interest on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the Trustee.

Interest

The notes bear interest at a rate of 2.625% per year from the date of issuance, or from the most recent date to which interest has been paid or duly provided for. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. Any payment required to be made on a day that is not a business day is made on the next succeeding business day.

Interest is paid to the person in whose name a note is registered at the close of business on June 1 or December 1, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest on the notes is computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

Prior to June 15, 2013, you may convert any of your notes, in whole or in part, only upon the occurrence of the conditions described under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition” and “—Conversion Upon Specified Corporate Transactions.” On and after June 15, 2013, you may convert any of your notes, in whole or in part, at any time prior to the close of business on the day immediately preceding the final maturity date of the notes, subject to prior redemption or repurchase of the notes, regardless of the foregoing circumstances.

The consideration that you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount of notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is 95.2381 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of $10.50 per share.

If we call notes for redemption, you may convert the notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase (whether upon a designated event or otherwise), you may convert your notes only if you validly withdraw your repurchase election in accordance with the terms of the Indenture. We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below under “—Payment Upon Conversion”) of the Company’s common stock on the last day of the applicable observation period. At the Company’s option, the Company may issue one share of its common stock instead of paying cash in lieu of fractional shares. Delivery to the holder of the consideration into which a note is convertible as described under “—Payment Upon Conversion,” together with any cash payment (or at the Company’s option, the issuance of one share of its common stock) for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date but on or prior to the next succeeding interest payment date, (2) we have specified a repurchase date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (3) to the extent of any overdue interest or additional interest at the time of conversion with respect to such note.

For a discussion of your tax treatment upon conversion, see “Material U.S. Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your notes for conversion into the Company’s common stock during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 103% of the product of the closing sale price of the Company’s common stock and the conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the Trustee for $2,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the Trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the Trustee, that one bid shall be used. If the Trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 103% of the product of the closing sale price of the Company’s common stock and the conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the Trustee shall have no obligation to determine the trading price of the notes unless the Company so requests. The Company is obligated, within two business days, to make such a request if a holder so requests and either (i) such holder has provided the Company with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 103% of the product of the closing sale price of the Company’s common stock and the number of shares of the Company’s common stock issuable upon conversion of $1,000 principal amount of the notes at such time or (ii) such holder has agreed to reimburse the Company for the Trustee’s reasonable expenses in connection with the determination of the trading price of the notes. For purposes of the preceding sentence, reasonable evidence shall consist of at least one bid by an independent nationally recognized securities dealer, which bid shall have been made not more than two days prior to the holder’s request. Following a Company request, the Trustee shall determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 103% of the product of the closing sale price of the Company’s common stock and the conversion rate, and the Company shall provide such trading price information to the holder that requested the determination of the trading price. In connection with any request by a holder that the trading price of the notes be determined, if the Trustee determines that the trading price per $1,000 principal amount of notes was less than 103% of the product of the closing sale price of the Company’s common stock and the conversion rate during the applicable five trading-day period, the Company shall reimburse such holder for any amounts paid to the Trustee in connection with the making of such determination.

“Independent nationally recognized securities dealer” means any initial purchaser or its successor (so long as such successor is a primary dealer of U.S. Treasury securities) or any other primary dealer of U.S. Treasury securities.

If the trading price condition has been met, the Company shall so notify the holders of the notes. If at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is equal to or greater than 103% of the product of the closing sale price of the Company’s common stock and the number of shares of the Company’s common stock issuable upon conversion of $1,000 principal amount of the notes at such time, the Company shall so notify the holders of the notes.

Conversion Upon Specified Corporate Transactions

If the Company elects to:

•

distribute to all holders of the Company’s common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, the Company’s common stock at less than the average of the closing sale prices of the Company’s common stock for the 10 trading days preceding the date such distribution is first publicly announced by us; or

•

distribute to all holders of the Company’s common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the Company’s common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the second business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if you will otherwise participate in the distribution on an as-converted basis in your capacity as a noteholder without conversion, nor will you have an ability to convert pursuant to this provision.

In addition, if the Company is a party to a consolidation, merger, binding share exchange or sale of all or substantially all of its assets, in each case pursuant to which the Company’s common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 30 scheduled trading days prior to the anticipated effective date of the transaction until and including the related fundamental change repurchase date (or, if such transaction does not constitute a fundamental change, until and including the date which is 15 days after the earlier of (a) the actual effective date of such transaction or (b) the date that we announce that the transaction will not take place). At the effective time of such transaction, your right to convert a note into cash and the Company’s common stock will be changed into a right to convert it into cash and reference property as described under “—Treatment of Reference Property.” If the transaction also constitutes a designated event, you can require us to repurchase all or a portion of your notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Procedures

To convert your note, you must:

•	complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the “conversion date” under the Indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

Payment Upon Conversion

We will settle conversion of all notes validly tendered for conversion in cash and shares of the Company’s common stock, if applicable, subject to our right to elect to pay the net share amount in cash. Subject to our right to elect to pay the net share amount in cash, we will settle each $1,000 principal amount of notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, (1) cash equal to the sum of the daily cash amounts and (2) shares of the Company’s common stock, if any, equal to the sum of the daily share amounts (the “net share amount”), in each case for each of the 20 trading days during the related observation period.

The “observation period” with respect to any note means the 20 consecutive trading-day period beginning on and including the third trading day after you deliver your conversion notice to the conversion agent or, if we have elected to pay the net share amount in cash, the trading day after the last day of the conversion retraction period.

The “daily settlement amount,” for each of the 20 trading days during the observation period, shall consist of:

•	cash (the “daily cash amount”) equal to the lesser of $50 and the daily conversion value relating to such day; and

•

if such daily conversion value exceeds $50, a number of shares of Company common stock (the “daily share amount”) equal to (A) the difference between such daily conversion value and $50, divided by (B) the daily VWAP of the Company’s common stock for such day.

Instead of delivering shares of the Company’s common stock in satisfaction of our obligation to deliver the net share amount (or reference property, if applicable, following specified corporate events) upon conversion of notes, we may elect to deliver an additional amount of cash. The amount would be equal to the sum of the amount, if any, by which the daily conversion value exceeds $50 for each of the 20 trading days during the related observation period.

We will inform the holders through the trustee if we choose to satisfy our obligation to deliver the net share amount upon conversion with additional cash, as follows:

•	if we have called the notes for redemption, in our notice of redemption;

•	if a designated event has occurred, in our notice of the designated event; and

•	in all other cases, no later than two trading days following the conversion date.

If we do not give any notice within the time periods described as to how we intend to settle, we will satisfy our obligation to deliver the net share amount only in shares of the Company’s common stock (and cash in lieu of fractional shares). We will treat in the same manner all holders converting (1) after we have given a redemption notice and prior to the corresponding redemption date, (2) after we have given a designated event notice and prior to the corresponding designated event repurchase date or (3) on the same trading day. Subject to the foregoing, we will not, however, have any obligation to settle our conversion obligations arising on different trading days in the same manner. That is, we may choose on one trading day to settle the net share amount in cash and shares of the Company’s common stock only and choose on another trading day to settle exclusively in cash.

If we elect to satisfy any portion of our obligation to deliver the net share amount in cash (other than cash in lieu of fractional shares), you may retract your conversion notice at any time during the three trading day period beginning on the trading day after we have notified the trustee of our method of settlement. We refer to this period as the “conversion retraction period.”

The “daily conversion value” means, for each of the 20 consecutive trading days during the observation period, one-twentieth (1/20) of the product of (1) the applicable conversion rate and (2) the daily VWAP of the Company’s common stock (or the consideration into which the Company’s common stock has been converted in connection with certain corporate transactions) for such day.

The “daily VWAP” for the Company’s common stock means, for each of the 20 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page ONNN <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of the Company’s common stock on such trading day as our board of directors determines in good faith using a volume-weighted method, which determination shall be conclusive). The daily VWAP of any reference property (as defined under “—Treatment of Reference Property”) will be determined in a corresponding manner.

We will deliver cash in lieu of any fractional shares of the Company’s common stock issuable in connection with payment of the amounts above (based on the closing sale price of the Company’s common stock on the last day of the applicable observation period). At our option, we may issue one share of the Company’s common stock instead of paying cash in lieu of fractional shares.

The “closing sale price” of the Company’s common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) as reported by the Nasdaq Global Select Market, or if the Company’s common stock is not quoted on the Nasdaq Global Select Market, then as reported on such date in composite transactions for the principal United States national or regional securities exchange on which the Company’s common stock is traded or, if the Company’s common stock is not listed on a United States national or regional securities exchange or quoted on the Nasdaq Global Select Market, then as reported by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

(1) the Company issues common stock as a dividend or distribution on the Company’s common stock;

(2) the Company issues to all holders of common stock rights or warrants to purchase the Company’s common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, the Company’s common stock at a price less than the average of the closing sale prices of the Company’s common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

(3) the Company subdivides or combines the Company’s common stock;

(4) the Company distributes to all holders of the Company’s common stock shares of the Company’s capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	common stock dividends or distributions specified above.

If the Company distributes capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the Company’s common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq Global Select Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If the Company distributes cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of the

Company’s common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of the Company’s common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the Company’s common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

(5) the Company or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for the Company’s common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of the Company’s common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

To the extent that the Company has a rights plan in effect upon conversion of the notes, you will receive, in addition to any shares of the Company’s common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if the Company distributed to all holders of the Company’s common stock, shares of the Company’s capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

We may, from time to time, to the extent permitted by law, increase the conversion rate if the board of directors of the Company has made a determination that this increase would be in the best interests of the Company. Any such determination will be conclusive (as permitted by Nasdaq Stock Market rules). In addition, we may increase the conversion rate if the Company’s board of directors deems it advisable to avoid or diminish any income tax to holders of the Company’s common stock resulting from any stock or rights distribution.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material U.S. Federal Income Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of the Company’s common stock or convertible or exchangeable securities or rights to purchase the Company’s common stock or convertible or exchangeable securities.

We will not take any action that would result in an adjustment pursuant to the foregoing provisions without complying with the shareholder approval rules of the Nasdaq Global Select Market.

Treatment of Reference Property

In the event of:

•	any reclassification of the Company’s common stock;

•	a consolidation, merger or combination involving the Company; or

•	a sale or conveyance to another person or entity of all or substantially all of the property and assets of the Company;

in which holders of the Company’s common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled thereafter to convert your notes into:

•	cash up to the aggregate principal amount thereof; and

•

instead of the shares of the Company’s common stock otherwise deliverable in satisfaction of the net share amount, the same type (in the same proportions) of consideration received by holders of the Company’s common stock in the relevant event (“reference property”), subject to our right to elect to pay the net share amount in additional cash.

The amount of cash and any reference property you receive will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, in the event holders of shares of Company common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the notes shall have a reasonable opportunity to determine the form of reference property into which all of the notes, treated as a single class, shall be convertible from and after the effective date of such transaction. This provision does not limit the rights of holders in the event of a fundamental change, including our obligation to increase the conversion rate by the additional number of shares in connection with a conversion. The determination: (i) will be made by holders representing a plurality of notes participating in such determination, (ii) will be subject to any limitations to which all of the holders of shares of the Company’s common stock are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such transaction and (iii) will be conducted in such a manner as to be completed by the date which is the earlier of: (a) the deadline for elections to be made by holders of shares of the Company’s common stock, and (b) two trading days immediately preceding the anticipated effective date of such transaction.

Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change

If a fundamental change (as defined below) occurs prior to December 15, 2013, in which the consideration is not at least 90% common stock that is listed on or immediately after such fundamental change will be listed on, the New York Stock Exchange, the Nasdaq Stock Market or the American Stock Exchange, if you elect to convert your notes at any time on or after the 30th scheduled trading day prior to the anticipated effective date of such fundamental change until the related fundamental change purchase date, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 30 scheduled trading days prior to the anticipated effective date of such transaction. We will settle conversions of notes as described below under “—Settlement of Conversions in a Fundamental Change.”

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of the Company’s common stock in the fundamental change. If holders of the Company’s common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of the Company’s common stock over the five trading-day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Upon the occurrence of a fundamental change, a holder may convert the note based on the adjustments to the conversion rate specified in the following table, which sets forth the hypothetical stock price and number of additional shares issuable per $1,000 principal amount of notes upon conversion in connection with a fundamental change:

	Stock Price
Effective Date	7.50	9.00	10.00	11.00	12.00	13.00	14.00	15.00	20.00	25.00	30.00	40.00	50.00
December 15, 2006	38.0952	28.1628	23.5920	20.0755	17.3116	15.0991	13.2997	11.8163	7.2107	4.9085	3.5707	2.1187	1.3655
December 15, 2007	38.0952	27.8112	23.0658	19.4462	16.6260	14.3882	12.5838	11.1087	6.6234	4.4527	3.2193	1.9036	1.2274
December 15, 2008	38.0952	27.0279	22.1233	18.4224	15.5710	13.3341	11.5507	10.1092	5.8451	3.8694	2.7791	1.6394	1.0583
December 15, 2009	38.0952	26.0033	20.9045	17.1107	14.2310	12.0066	10.2607	8.8713	4.9183	3.1966	2.2834	1.3509	0.8766
December 15, 2010	38.0952	24.6706	19.3166	15.4091	12.5057	10.3132	8.6323	7.3260	3.8231	2.4358	1.7395	1.0436	0.6847
December 15, 2011	38.0952	22.8325	17.1170	13.0683	10.1629	8.0515	6.4975	5.3397	2.5429	1.6031	1.1638	0.7213	0.4809
December 15, 2012	38.0952	20.0414	13.6965	9.4618	6.6485	4.7824	3.5412	2.7107	1.1492	0.7701	0.5890	0.3807	0.2574
December 15, 2013	38.0952	15.8730	4.7619	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365/366-day year.

•	If the stock price is in excess of $50.00 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

•	If the stock price is less than $7.50 per share, subject to adjustment, we will not increase the conversion rate by any additional shares.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note exceed 133.3333 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The receipt of the additional shares may be treated as a distribution subject to U.S. federal income tax as a dividend. See “—Material U.S. Federal Income Tax Considerations—Constructive Dividend.”

The enforceability of our obligation to deliver the additional shares upon a fundamental change could be subject to general principles of reasonableness of economic remedies.

Settlement of Conversions in a Fundamental Change

As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of any fundamental change, the notes will be convertible into cash and shares of the Company’s common stock (if any and subject to our right to elect to pay the net share amount in cash) and, if applicable, reference property. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•

If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above by delivering the amount of cash and shares of the Company’s common stock, if any (based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above), on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of the Company’s common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period (and based upon the related daily VWAP prices during such observation period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of the Company’s common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•

If the last day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (1) the effective date of the transaction and (2) the third trading day immediately following the last day of the applicable observation period.

Optional Redemption by the Company

Beginning December 20, 2013, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount plus accrued and unpaid interest including additional interest, if any, to, but excluding, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will pay interest to the record holder on the record date corresponding to such interest payment date and the redemption price payable to the holder who presents the note for redemption will be 100% of the principal amount of such note. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the Trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at Option of the Holder

You have the right to require us to repurchase your notes, in whole or in part, on December 15 of 2013, 2016 and 2021. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent, who will initially be the Trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days immediately preceding the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for notes will be equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest including additional interest, if any, to, but excluding, the repurchase date. Because the repurchase date will occur after a record date and on or prior to the corresponding interest payment date, we will pay interest to the record holder on the record date corresponding to such interest payment date and the repurchase price payable to the holder who presents the note for repurchase will be 100% of the principal amount of such note.

Your right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the second business day immediately preceding the repurchase date.

The repurchase notice must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be repurchased which must be in $1,000 multiples; and

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date, at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding and interest, including additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price and previously accrued interest, including additional interest, if any, upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

Our ability to repurchase notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

To the extent required by applicable law, we will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest including any additional interest, if any, to, but excluding, the repurchase date. However, if the repurchase date occurs after a record date and on or prior to the corresponding interest payment date, we will pay interest to the record holder on the record date corresponding to such interest payment date and the repurchase price payable to the holder who presents the note for repurchase will be 100% of the principal amount of such note.

We will mail to all record holders a notice of a designated event within 30 days after it has occurred. We are also required to deliver to the Trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the close of business on the second business day immediately preceding the 30th day after the date of our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding and interest, including additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price and previously accrued interest (including any additional interest), upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the common stock of the Company is exchanged for, converted into, acquired for, or constitutes solely, the right to receive consideration which is not all or substantially all common stock (or comparable equity security of a non-U.S. entity) that is listed on, or immediately after the transaction or event will be listed on, the New York Stock Exchange, the Nasdaq Stock Market or the American Stock Exchange.

A “termination of trading” will be deemed to have occurred if the Company’s common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the New York Stock Exchange, the Nasdaq Stock Market or the American Stock Exchange.

To the extent required by applicable law, we will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended.

These designated event repurchase rights could discourage a potential acquirer of the Company. However, this designated event repurchase feature is not the result of knowledge of the Company’s management of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by the management of the Company to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect the Company’s financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

The occurrence of certain events which would constitute a designated event would constitute a default under the Credit Agreement. In addition, the 2024 notes and the 2025 notes include similar designated event provisions that would require the 2024 notes and the 2025 notes to be repurchased upon a designated event. Future Senior Indebtedness of the Company may contain similar restrictions, provisions or prohibitions of certain events which would constitute a designated event or require such Senior Indebtedness to be repurchased upon a designated event. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Senior Indebtedness, even if the designated event itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that the Company will have sufficient assets to satisfy its repurchase obligations under the notes.

Ranking

The notes are unsecured obligations of the Company, are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company, including the 2024 notes and the 2025 notes, and are senior in right of payment to all existing and future Subordinated Obligations of the Company. The notes also are effectively subordinated to any Secured Indebtedness of the Company and the subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness.

The Company currently conducts all of its operations through its subsidiaries. The note guarantees are unsecured obligations of the applicable note guarantor, are subordinated in right of payment to all existing and future Senior Indebtedness of such note guarantor, rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of such note guarantor, including its guaranty of the 2024 notes and the 2025 notes, and are senior in right of payment to all existing and future Subordinated Obligations of such note guarantor. The note guarantees also are effectively subordinated to any Secured Indebtedness of the applicable note guarantor to the extent of the value of the assets securing such Secured Indebtedness.

None of the Company’s existing and future foreign subsidiaries guarantee the notes other than foreign subsidiaries that guarantee any Indebtedness evidenced by any outstanding Designated Notes. Creditors of such foreign subsidiaries, including trade creditors, and preferred stockholders (if any) of such foreign subsidiaries generally have priority with respect to the assets and earnings of such foreign subsidiaries over the claims of our creditors, including holders of the notes. The notes, therefore, are effectively subordinated to creditors, including trade creditors, and preferred stockholders (if any) of the Company’s foreign subsidiaries.

As of December 31, 2006, there were outstanding:

(1) $198.9 million of Senior Indebtedness of ON Semiconductor Corporation (on an unconsolidated basis), all of which was Secured Indebtedness;

(2) $839.0 million of Senior Subordinated Indebtedness of ON Semiconductor Corporation (on an unconsolidated basis) (including the notes);

(3) $138.1 million of Indebtedness of the Company and its subsidiaries that is subordinated or junior in right of payment to the notes;

(4) $198.9 million of Senior Indebtedness, all of which was Secured Indebtedness, of the note guarantors (all of which consists of guarantees and direct obligations under the indebtedness of ON Semiconductor Corporation);

(5) $839.0 million of Senior Subordinated Indebtedness of the note guarantors (all of which consists of guarantees under the notes, the 2024 notes and the 2025 notes);

(6) no Indebtedness, except for capital lease obligations, of the note guarantors that is subordinated or junior in right of payment to the note guarantees; and

(7) $448.4 million of total liabilities, including payables, of foreign subsidiaries that are not note guarantors.

The Indenture does not limit the amount of additional Indebtedness, including Senior Indebtedness, that we can create, incur, assume or guarantee, nor does the Indenture limit the amount of Indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

Only Indebtedness of the Company that is Senior Indebtedness will rank senior in right of payment to the notes. The notes will rank pari passu in right of payment with all other Senior Subordinated Indebtedness of the Company, including the 2024 notes and the 2025 notes. The Company will not incur, directly or indirectly, any Indebtedness that is subordinated or junior in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior in right of payment to Secured Indebtedness merely because it is unsecured.

We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The Trustee’s claims for these payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the Trustee.

We may not pay principal, interest (including additional interest), or premium (if any), on the notes, or otherwise repurchase, redeem or otherwise retire the notes if:

(1) any Designated Senior Indebtedness is not paid when due, or

(2) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms,

unless, in either case,

(x) the default has been cured or waived and any such acceleration has been rescinded, or

(y) such Designated Senior Indebtedness has been paid in full;

provided, however, that we may pay the notes without regard to the foregoing if we and the Trustee receive written notice approving such payment from the representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

During the continuance of any default (other than a default described in clause (1) or (2) above) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice

(a “Blockage Notice”) of such default from the representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (1) by written notice to the Trustee and the Company from the person or persons who gave such Blockage Notice, (2) by repayment in full of such Designated Senior Indebtedness, or (3) because no default with respect to any Designated Senior Indebtedness is continuing).

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the second preceding sentence), the Company may resume payments on the notes after the end of such Payment Blockage Period, unless the holders of such Designated Senior Indebtedness or the representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and such Designated Senior Indebtedness has not been repaid in full.

Not more than one Blockage Notice may be given in any period of 360 consecutive days, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness (as defined below), the representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company to its creditors upon a total or partial liquidation or a total or partial dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of such Senior Indebtedness before the holders are entitled to receive any payment of principal or interest (including additional interest) on the notes; and

(2) until such Senior Indebtedness is paid in full, any payment or distribution to which holders would be entitled but for the subordination provisions of the Indenture will be made to the holders of such Senior Indebtedness as their interests may appear, except that holders may receive shares of stock and any debt securities that are subordinated to such Senior Indebtedness to at least the same extent as the notes; if a distribution is made to holders that due to the subordination provisions of the Indenture should not have been made to them, such holders will be required to hold it in trust for the holders of Senior Indebtedness of the Company, and pay it over to them as their interests may appear.

If payment of the notes is accelerated because of an event of default, the Company or the Trustee (provided, that the Trustee shall have received written notice from the Company or a representative identifying the Designated Senior Indebtedness for which such representative is so designated, on which notice the Trustee shall be entitled to rely conclusively) shall promptly notify the holders of the Company’s Designated Senior Indebtedness (or their representative) of the acceleration. If any such Designated Senior Indebtedness is outstanding, the Company may not pay the notes until five business days after such holders or the representative of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

By reason of the subordination provisions of the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and creditors of the Company who are not holders of Senior Indebtedness or holders of Senior Subordinated Indebtedness (including the notes) may recover less, ratably, than holders of Senior Indebtedness.

Note Guarantees

Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC, and Semiconductor Components Industries International of Rhode Island, Inc. and certain future subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, have, jointly and severally, irrevocably and unconditionally guaranteed on an unsecured senior subordinated basis full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, all obligations of the Company under the Indenture (including obligations to the Trustee) and the notes, whether for payment of principal or interest (including additional interest) in respect of the notes, expenses, indemnification or otherwise (all such obligations guaranteed by such note guarantors being herein called the “Guaranteed Obligations”). Such note guarantors agree to pay, in addition to the amount stated above, any and all reasonable costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the note guarantees. Each note guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable note guarantor without rendering the note guarantee, as it relates to such note guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. If a note guarantee were to be rendered voidable, it could be subordinated by a court to all other Indebtedness (including guarantees and contingent liabilities) of the applicable note guarantor, and, depending on the amount of such indebtedness, a note guarantor’s liability in respect of its note guarantee could be reduced to zero. The Indenture provides that, so long as any notes remain outstanding, if any subsidiary enters into or has an outstanding guarantee of any Indebtedness evidenced by any outstanding Designated Notes, the Company will cause such subsidiary to become a note guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such subsidiary will guarantee the payment of notes. See “—Future Note Guarantors” below.

Each note guarantor that makes a payment under its note guarantee will be entitled to a contribution from each other note guarantor in an amount equal to such other note guarantor’s pro rata portion of such payment based on the respective net assets of all note guarantors at the time of such payment, as determined in accordance with GAAP.

The obligations of a note guarantor under its note guarantee are senior subordinated obligations. As such, the rights of holders to receive payment by a note guarantor pursuant to its note guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such note guarantor. The terms of the subordination provisions described above with respect to the Company’s obligations under the notes apply equally to a note guarantor and the obligations of such note guarantor under its note guarantee.

Each note guarantee is a continuing guarantee and shall (1) remain in full force and effect until payment in full of all the Guaranteed Obligations or until released as described in the following paragraph, (2) be binding upon each note guarantor and its successors and (3) inure to the benefit of, and be enforceable by, the Trustee, the holders and their successors, transferees and assigns. Each note guarantee shall be a guarantee of payment and not of collection.

A note guarantee as to any note guarantor shall terminate and be of no further force or effect and such note guarantor shall be deemed to be released from all obligations under its note guarantee upon (i) the merger or consolidation of such note guarantor with or into any person other than the Company or a subsidiary or affiliate of the Company where such note guarantor is not the surviving entity of such consolidation or merger, (ii) the sale by the Company or any subsidiary of the Company of the Capital Stock of such note guarantor (or by any other person as a result of a foreclosure of any Lien on such Capital Stock securing Senior Indebtedness), where, after such sale, such note guarantor is no longer a subsidiary of the Company, (iii) the sale, conveyance or transfer of all or substantially all the assets of such note guarantor to another person other than the Company or a subsidiary or affiliate of the Company; provided, however, that each such merger, consolidation, sale, conveyance or transfer complies with the provisions of the Indenture described under “—Merger and Sale of

Assets” below. At the request of the Company, the Trustee shall execute and deliver an appropriate instrument evidencing such release (in the form provided by the Company). Notwithstanding the foregoing, if the Credit Agreement so requires, any note guarantor that has guaranteed Indebtedness under the Credit Agreement and is being released from its guarantee thereunder will be simultaneously released from its note guarantee hereunder unless an event of default has occurred and is continuing.

Limitation on Liens

The Indenture provides that the Company may not incur any Secured Indebtedness that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the notes equally and ratably with (or on a senior basis to, in case of Indebtedness subordinated in right of payment to the notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

Future Note Guarantors

The Indenture provides that, so long as any notes remain outstanding, if any subsidiary of the Company enters into or has an outstanding guarantee of any Indebtedness evidenced by any outstanding Designated Notes, the Company will cause such subsidiary to become a note guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such subsidiary guarantees the payment of notes. Each note guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by that note guarantor without rendering the note guarantee, as it relates to such note guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Merger and Sale of Assets

The Indenture provides that the Company may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•

the Company is the surviving person, or the resulting, surviving or transferee person, if other than the Company, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations of the Company under the notes and the Indenture;

•

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the surviving person as a result of such transaction as having been incurred by such person at the time of such transactions), no default shall have occurred and be continuing; and

•

the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture (if any) complies with the Indenture.

When such person assumes the obligations of the Company in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the notes and the Indenture.

The Indenture provides that the Company will not permit any note guarantor to consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•

in the case of any note guarantor that is a domestic subsidiary, such note guarantor is the surviving person, or the resulting, surviving or transferee person, if other than such note guarantor, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations of the applicable note guarantor, as the case may be, under the note guarantee;

•

immediately after giving effect to such transactions (and treating any Indebtedness which becomes an obligation of the surviving person as a result of such transaction as having been incurred by such person at the time of such transactions), no default shall have occurred and be continuing; and

•

the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture (if any) complies with the Indenture;

provided, however, that the foregoing shall not apply to any note guarantor which ceases to guarantee any Indebtedness of the Company evidenced by any outstanding Designated Notes.

Events or Default; Notice and Waiver

The following are events of default under the Indenture:

(1) default in any payment of interest, including any additional interest (as required by the registration rights agreement described in “Registration Rights of the Noteholders”) on any note when due and payable and the default continues for a period of 30 days whether or not prohibited by the provisions described under “—Ranking” above;

(2) we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the notes whether or not prohibited by the provisions described under “—Ranking” above;

(3) we fail to provide timely notice of a designated event;

(4) the failure of the Company or any note guarantor to comply with its obligations under the covenant described under “—Merger and Sale of Assets” above;

(5) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within the applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent and such failure continues for 10 days after receipt of the notice specified in the Indenture;

(6) we fail to deliver the consideration payable upon conversion of the notes within the time period required by the Indenture, and such failure continues for a period of five days after receipt of the notice specified in the Indenture;

(7) the failure by the Company or any note guarantor to perform or observe any of the covenants described under “—Limitation on Liens” and “—Future Note Guarantors” above for 30 days after notice;

(8) the failure of the Company or any note guarantor to perform or observe any of the other covenants in the Indenture for 60 days after notice;

(9) certain events involving the bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary;

(10) with respect to any judgment of money in excess of $25 million or its foreign currency equivalent against the Company or any Restricted Subsidiary:

(a) the commencement of an enforcement proceeding thereon by any creditor if such judgment or decree is final and nonappealable and the failure by the Company or such Restricted Subsidiary, as applicable, to stay such proceeding within 10 days thereafter or

(b) the failure of the Company or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days following such judgment or decree without being paid, discharged, waived or stayed; or

(11) any note guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms hereof) or any Significant Subsidiary that is a note guarantor or person acting by or on behalf of such Significant Subsidiary denies or disaffirms such Significant Subsidiary’s obligations under the Indenture or any note guarantee and such default continues for 10 days after receipt of the notice specified in the Indenture.

The Trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal on the notes if the Trustee considers it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued interest, including additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal or interest, including additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Notwithstanding the foregoing, the indenture provides that, to the extent elected by us, the sole remedy for an event of default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of the covenant described below in “—Reports,” will for the first days after the occurrence of such an event of default consist exclusively of the right to receive an extension fee on the notes in an amount equal to 1.00% of the principal amount of the notes. If we so elect, the extension fee will be payable on all outstanding notes on the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs, which will be the 60th day after notice to the Company of its failure to so comply. On the 220th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 220th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph do not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the extension fee upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the extension fee as the sole remedy during the first 220 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of notes and the Trustee and paying agent of such election on or before the close of business on the date on which such event of default occurs, which will be the 60th day after notice to the Company of its failure to so comply.

Payments of principal or interest (including additional interest) on the notes that are not made when due will accrue interest at an annual rate of 1% above the otherwise applicable interest rate on the notes from the required payment date.

The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture.

No holder of the notes may pursue any remedy under the Indenture, except in the case of a default in the payment of principal or interest, including additional interest, if any, on the notes, unless:

•	the holder has given the Trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the Trustee against any costs, liability or expense of the Trustee; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the principal amount or premium of any note or change the time at which any note may be redeemed as described under “—Optional Redemption by the Company”;

•	reduce the rate, or extend the stated time for payment, of interest, including additional interest, on any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note at the option of a holder or upon a designated event;

•	impair the right of a holder to receive payment of principal of such holder’s notes on or after the due dates therefor or to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder;

•	impair the right of a holder to convert any note or reduce the amount of consideration receivable upon conversion;

•	reduce the quorum or voting requirements under the Indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the Indenture;

•	modify the note guarantees in a manner adverse to the holders;

•	subject to specified exceptions, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture; or

•	reduce the percentage of notes required for consent to any modification of the Indenture.

We are permitted to modify certain provisions of the Indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes are issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Resales Under This Prospectus

Notes resold under the registration statement of which this prospectus forms a part will be represented by one or more permanent global notes in definitive, fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of DTC in New York, New York for the accounts of participants in DTC. The notes issued in the private placement of the notes in December 2006 are represented by one or more permanent global notes in definitive, fully-registered form without interest coupons, bearing legends relating to certain restrictions on the transfer of the notes. Those global notes have been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Upon each sale by a selling securityholder of notes (or shares of our common stock into which the notes may be converted) offered hereby, such selling securityholder will be required to deliver a notice of such sale to the Trustee and to us. The notice will, among other things, identify the sale as a sale pursuant to the registration statement of which this prospectus forms a part and certify that the selling securityholder and the principal amount of notes and/or the number shares of common stock, as the case may be, are identified in this prospectus in accordance with applicable rules and regulations under the Securities Act.

Upon receipt by the Trustee of the notice relating to such sale of notes, an appropriate adjustment will be made to reflect a decrease in the principal amount of the global notes issued in the private placement, and a corresponding increase in the principal amount of the global notes issued under this prospectus.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes is considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note are:

•	not entitled to have certificates registered in their names;

•	not entitled to receive physical delivery of certificates in definitive registered form; and

•	not considered holders of the global note.

We will pay the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each redemption or repurchase date, as the case may be. Neither we, the Trustee nor any paying agent are responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note: or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the Trustee, registrar, paying agent nor conversion agent has any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as in effect from time to time; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•

an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

In connection with the private placement of the notes in December 2006, we entered into a registration rights agreement with the initial purchasers. Pursuant to the Registration Rights Agreement we agreed to use our reasonable best efforts to keep the shelf registration statement, of which this prospectus is a part, effective until the earlier of:

•

such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

Notwithstanding the foregoing, if and so long as it is required by applicable securities laws to permit issuances of shares of common stock upon conversion of notes on an unrestricted basis, we will use our reasonable best efforts to ensure that a shelf registration statement is available for such purpose.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all suspension periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling securityholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses with respect to the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•

take other reasonable actions as are required to permit unrestricted resales of the registrable securities and issuances of shares of common stock on an unrestricted basis upon the conversion of notes in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement permits resales of registrable securities by selling securityholders through brokers and dealers.

In order to be named as a selling securityholder in this prospectus, you must complete and deliver a notice and questionnaire to us, together with any other information we may reasonably request. After receipt of the required information, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus, and if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, we will use our reasonable best efforts to cause such filing to be declared effective within 45 days of filing. If you do not complete and deliver a questionnaire in the manner described above or provide the other information we may request, you will not be named as a selling securityholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Reports

If at any time the Company is no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act of 1934, as amended, the Company shall provide the Trustee and holders within 15 days after it files them with the SEC (or would be required to file with the SEC), copies of its annual report and the information, documents and other reports that are specified in Section 13 and 15(d) of the Exchange Act of 1934, as amended (collectively, the “required information”); provided, however, that if any of the required information is filed with the SEC, the Company shall only be required to provide the Trustee copies of such required information. In addition, the Company shall furnish to the Trustee, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by the Company to its public shareholders generally. The Company also shall comply with the other provisions of Section 314(a) of the Trust Indenture Act.

Information Concerning the Trustee

We have appointed Deutsche Bank Trust Company Americas, the Trustee under the Indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The Trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The Indenture contains certain limitations on the rights of the Trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates are permitted to engage in other transactions with us. However, if the Trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the Trustee must eliminate such conflict or resign.

Governing Law

The notes and the Indenture are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the number of years obtained by dividing (a) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (b) the then-outstanding sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or Semiconductor Components Industries, LLC whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. Refinancing Indebtedness in respect of the Credit Agreement may be Incurred from time to time after termination of the Credit Agreement.

“business day” means any day which is not a legal holiday in New York state.

“Capital Stock” means any and all shares, partnership, membership or other interests, participations or other equivalents of or interests in (however designated) equity of any person, including any Preferred Stock (but excluding any debt securities convertible into such equity) and any rights to purchase, warrants, options or similar interests with respect to the foregoing.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the Indenture.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of August 4, 1999, as amended and restated on February 6, 2006, and as further amended on March 3, 2006, September 27, 2006 and December 8, 2006 among ON Semiconductor Corporation, Semiconductor Components Industries, LLC, as borrower, the lenders party hereto, and JPMorgan Chase Bank as administrative agent, collateral agent and syndication agent including any collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party.

“Designated Notes” means (a) the 2024 notes, the 2025 notes and (b) any other indebtedness of the Company for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities (other than promissory notes or similar evidence of indebtedness under bank loans, reimbursement agreements or receivables facilities) or any guarantee thereof and (ii) is, or may be, quoted, listed or purchased and sold on any stock exchange, automated securities trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Designated Senior Indebtedness” means (a) the Bank Indebtedness and (b) any other Senior Indebtedness of the Company that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated by the Company, in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture. ..”Designated Senior Indebtedness” of a note guarantor has a correlative meaning.

“Disqualified Stock” means with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (b) is convertible or exchangeable for Indebtedness or Disqualified Stock or (c) is redeemable at the option of the holder thereof, in whole or in part, in the case of clauses (a), (b) and (c) on or prior to 90 days after the Stated Maturity of the notes; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the Stated Maturity of the notes shall be deemed Disqualified Stock; provided further, however, that Capital Stock issued to any plan for the benefit of employees shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

“Fair Market Value” means with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For all purposes of this prospectus, Fair Market Value will be determined in good faith by the board of directors, whose determination will be conclusive and evidenced by a resolution of the board of directors.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in (a) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (b) statements and pronouncements of the Financial Accounting Standards Board, (c) such other statements by such other entities as approved by a significant segment of the accounting profession and (d) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC. All ratios and computations based on GAAP contained in this prospectus shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any person Guaranteeing any Indebtedness.

“Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Agreement or Currency Agreement.

“Indebtedness” means with respect to any person on any date of determination, without duplication, the following items if and to the extent that any of them (other than items specified under clauses (3), (8), (9) and (10) below) would appear as a liability or, in the case of clause (6) only, preferred stock on the balance sheet of such person, prepared in accordance with GAAP, on such date:

(1) the principal amount of and premium (if any) in respect of indebtedness of such person for borrowed money;

(2) the principal amount of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto but excluding obligations in respect of letters of credit issued in respect of trade payables);

(4) all obligations of such person to pay the deferred and unpaid purchase price of property or services (except trade payables), which purchase price is due more than 12 months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5) all Capitalized Lease Obligations and all certain debt attributable to sale and leaseback transactions of such person;

(6) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any subsidiary of such person, any preferred stock (but excluding, in each case, any accrued dividends);

(7) all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; provided, however, that the amount of Indebtedness of such person shall be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other persons;

(8) all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges and other similar agreements;

(9) all obligations of such person in respect of a receivables facility; and

(10) all obligations of the type referred to in clauses (1) through (9) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee.

The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations described above, at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount will be deemed to be the face amount of such Indebtedness less the remaining unaccreted portion of the original issue discount of such Indebtedness at such time, as determined in accordance with GAAP.

“Interest Rate Agreement” means with respect to any person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such person is party.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Preferred Stock”, as applied to the Capital Stock of any person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over shares of Capital Stock of any other class of such person.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a person that is not a Restricted Subsidiary pursuant to arrangements customary in the industry.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that (a) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (b) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (c) such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced and (d) if the Indebtedness being refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include

(i) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (ii) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Restricted Subsidiary” means any subsidiary of the Company that is a “Restricted Subsidiary” under any Designated Notes.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien. “Secured Indebtedness” of a note guarantor has a correlative meaning.

“Senior Indebtedness” of the Company means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company whether outstanding on the date of the Indenture or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the notes or such note guarantor’s guarantee; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of the Company to any subsidiary of the Company;

(2) any liability for Federal, state, local or other taxes owed or owing by the Company;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or obligation of the Company (and any accrued and unpaid interest in respect thereof) that by its terms is subordinated or junior in right of payment to any other Indebtedness or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations; or

(5) any obligations with respect to capital stock.

“Senior Indebtedness” of a note guarantor has a correlative meaning.

“Senior Subordinated Indebtedness” means the notes, the 2024 notes, the 2025 notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness. “Senior Subordinated Indebtedness” of a note guarantor has a correlative meaning.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement. “Subordinated Obligation” of a note guarantor has a correlative meaning.

“Trade Payables” means, with respect to any person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such person arising in the ordinary course of business in connection with the acquisition of goods or services.

“trading day” means (x) if the applicable security is listed or admitted for trading on the Nasdaq Global Stock Market, American Stock Exchange, New York Stock Exchange or another national securities exchange, a day on which the Nasdaq Global Stock Market, American Stock Exchange, New York Stock Exchange or another national securities exchange is open for business (y) if the applicable security is quoted on any United States system of automated dissemination of quotations, a day on which trades may be made thereon or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“2024 Notes” means the Zero Coupon Convertible Senior Subordinated Notes due 2024 issued by the Company on April 6, 2004 and the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B issued by the Company on July 21, 2006 and August 9, 2006 in the aggregate principal amount of $260,000,000 and the Indebtedness represented thereby (including any replacement notes).

“2025 Notes” means the 1.875% Convertible Senior Subordinated Notes due 2025 issued by the Company on December 21, 2005 in the aggregate principal amount of $95,000,000 and the Indebtedness represented thereby (including any replacement notes).

“Unrestricted Subsidiary” means any subsidiary of the Company that is not a Restricted Subsidiary.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation and by-laws.

We are authorized to issue up to 600,000,000 shares of common stock, par value $0.01 each. At March 22, 2007, we had outstanding 291,927,070 shares of common stock and had reserved for future issuance approximately 52,058,506 shares of common stock (including shares underlying options and restricted stock units) that are outstanding) with respect to our various employee benefit plans. In addition, as a result of repurchases of our common stock in December 2006, at March 22, 2007 we had 40,415,970 of treasury stock.

Holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Our senior secured credit bank facilities restrict our ability to pay cash dividends to our common stockholders.

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of ON Semiconductor Corporation after the satisfaction in full of the liquidation preferences of holders of shares of preferred stock then outstanding, if any, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences of purchasing, holding and selling the notes, and where noted, our common stock as of the date hereof. This summary deals only with holders that purchase notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that hold such notes as capital assets. In addition, it does not address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, tax-exempt entities, insurance companies, dealers in securities or foreign currencies, persons that will hold Notes or common stock received pursuant to conversion of the notes as part of a hedge or as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Further, we do not address the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes or our common stock.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances.

A “U.S. holder” means a beneficial owner of a note or common stock that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the notes. A “non-U.S. holder” is a person that is a beneficial owner of our notes or common stock that is a non-resident alien individual or a foreign corporation.

U.S. Holders

This section applies to you if you are a U.S. holder.

Payments of Interest

Payments of interest on the notes (including any accrued and unpaid interest deemed to have been paid upon conversion) generally will be taxable to you as ordinary interest income at the time such payments are accrued or are received (in accordance with your regular method of tax accounting).

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service.

Sale, Redemption or Repurchase of the Notes

Except as set out below under “Conversion of the Notes,” the sale, redemption or repurchase of a note will cause you to recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received (except to the extent such amount is attributable to accrued interest income, which will be taxable as ordinary income), and (ii) your tax basis in the note. Gain or loss realized by a U.S. holder generally will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

If you convert the notes and receive only cash, your gain or loss will be the same as if you disposed of the notes in a taxable disposition, as described above under “Sale, Redemption or Repurchase of the Notes.”

If you receive a combination of cash and our common stock upon conversion of a note, we believe it is likely that the conversion will be treated as a recapitalization. In a recapitalization, you would recognize gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in respect of fractional share of common stock, which will be treated as discussed below) and (ii) the amount of gain realized, which will be equal to the excess, if any, of the amount of cash you receive (other than in respect of a fractional share) plus the fair market value of common stock you receive, over your tax basis in the note. Your aggregate tax basis in common stock received will be the same as your basis in the note at the time of conversion, reduced by the amount of any cash received (other than in respect of a fractional share) and increased by the amount of gain, if any, recognized. Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

Alternatively there is a possibility that the conversion could be treated as a partial taxable sale of the note and a partial tax-free conversion of the note. You should consult your tax advisor regarding the U.S. federal income tax consequences to you of the receipt of both cash and common stock upon conversion of a note.

In each case described above, your holding period for the common stock received will include your holding period for the note converted.

If you convert the notes and receive cash and reference property, as described above under “Description of the Notes—Conversion of Notes—Treatment of Reference Property,” the conversion will generally be treated as a taxable disposition, but alternative treatment is possible depending on the nature of the reference property. You should consult your own tax advisor regarding the appropriate tax treatment of the receipt of reference property.

Constructive Distributions

The conversion price of the notes will be adjusted in certain circumstances. See the discussion under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the Notes—Conversion of Notes—Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change” above. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you, whether or not you ever exercise your conversion privilege. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. In particular, any adjustment in the conversion rate to compensate U.S. holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution of stock to the U.S. holders, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. Any deemed dividend would not be eligible for the dividends received deduction or for preferential rates applicable to certain non-corporate U.S. holders in respect of certain dividends. In certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to holders of our common stock. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on Common Stock

In general, distributions with respect to our common stock received upon the conversion of a note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will generally qualify for a reduced rate of taxation (currently effective for tax years through 2008) if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a note. This capital gain or loss will equal the difference between the amount realized and your tax basis in our common stock. Your basis in common stock received in a conversion will be determined as described under “Conversion of the Notes” above. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

This section applies to you if you are a non-U.S. holder.

Payments on the Notes

Subject to the discussion below concerning backup withholding, principal payments and interest payments will not be subject to U.S. federal withholding tax if each of the following conditions has been satisfied:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Sale, Exchange or Other Disposition of the Notes or Shares of Common Stock

Subject to the discussion below concerning backup withholding, you generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized upon sale or other disposition of Notes or common stock, unless:

•

the gain is effectively connected with a trade or business carried on by you within the United States (or, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such non-U.S. holder);

•	if you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. income tax purposes at any time during the five-year period preceding such sale or other disposition. We believe that we have not been and are not currently a U.S. real property holding corporation, and we do not expect to become one in the future based on anticipated business operations.

Dividends

Dividends (including deemed dividends on the notes described above under “U.S. Holders—Constructive Distributions”) paid to you on our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide an IRS Form W-8BEN certifying your entitlement to benefits under a treaty.

Backup Withholding and Information Reporting

If you are a U.S. Holder, unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the notes, dividends on our common stock and the proceeds from a sale or other disposition of the notes or our common stock. You may be subject to U.S. backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are a non-U.S. Holder, payments or principal and interest made in respect of notes and proceeds of the sale or other taxable disposition of a note or common stock by or through the U.S. office of a broker will generally not be subject to information reporting and backup withholding if you properly certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold to the initial purchasers and resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of the notes.

Selling securityholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of shares of common stock into which those notes are convertible. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

We have prepared the table below based on information received from the selling securityholders on or prior to March 29, 2007. However, any or all of the notes or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or number of shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to this prospectus. From time to time, additional information concerning ownership of the notes and shares of common stock may rest with certain holders of the notes not named in the table below and of whom we are unaware.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
ACIG Insurance Company	40,000	0.01%	3,809.52	*
Alexandra Global Master Fund Ltd.	20,000,000	4.13%	1,904,762.00	*
AHFP Context	800,000	0.17%	76,190.48	*
Allstate Insurance Company (4)	3,500,000	0.72%	333,333.35	*
Altma Fund SICAV PLC in respect of the Grafton Sub Fund	2,650,000	0.55%	252,380.97	*
American Beacon Funds	140,000	0.03%	13,333.33	*
Aventis Pension Master Trust	180,000	0.04%	17,142.86	*
Bank of America Pension Plan	2,000,000	0.41%	190,476.20	*
Barnet Partners Ltd.	500,000	0.10%	47,619.05	*
Bear, Stearns & Co. Inc. (3)	11,000,000	2.27%	1,047,619.10	*
Bear Stearns International Limited (4)	5,000,000	1.03%	476,190.50	*
Boilermakers—Blacksmith Pension Trust	1,050,000	0.22%	100,000.01	*
CALAMOS Global Growth & Income Fund—CALAMOS Investment Trust	4,100,000	0.85%	390,476.21	*
CALAMOS Global Opportunities Fund LP	110,000	0.02%	10,476.19	*

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
CALAMOS Growth & Income Fund—CALAMOS Investment Trust	30,000,000	6.20%	2,857,143.00	*
CALAMOS Growth & Income Portfolio—CALAMOS Advisors Trust	170,000	0.04%	16,190.48	*
CALAMOS Market Neutral Income Fund—CALAMOS Investment Trust	11,500,000	2.38%	1,095,238.15	*
Canadian Imperial Holdings Inc. (4)	15,000,000	3.10%	1,428,571.50	*
CASAM Context Offshore Advantage Fund Limited	1,500,000	0.31%	142,857.15	*
CC Arbitrage, Ltd. (4)	4,000,000	0.83%	380,952.40	*
CEMEX Pension Plan	95,000	0.02%	9,047.62	*
Cheyne Fund LP	2,630,000	0.54%	250,476.20	*
Cheyne Leverage Fund LP	2,370,000	0.49%	225,714.30	*
CIBC World Markets Corp. (4)	50,000	0.01%	4,761.91	*
Citigroup Global Markets Inc. (3)	7,060,000	1.46%	672,380.99	*
CNH CA Master Account, L.P.	5,000,000	1.03%	476,190.50	*
Columbia Convertible Securities Fund	4,000,000	0.83%	380,952.40	*
Congregation of the Sisters of Charity of the Incarnate World	45,000	0.01%	4,285.71	*
Consolidated Fund of the R.W. Grand Lodge of F. & A. M. of Pennsylvania	50,000	0.01%	4,761.91	*
Context Advantage Master Fund, L.P.	8,800,000	1.82%	838,095.28	*
Convertible Arbitrage Fund of A Series of Underlying Fund Trust	750,000	0.15%	71,428.58	*
Credit Suisse Securities (USA) LLC (3) (4)	14,500,000	3.00%	1,380,952.45	*
DBAG London (4)	14,838,034	3.07%	1,413,146.17	*
D.E. Shaw Valence Portfolios, LLC	15,000,000	3.10%	1,428,571.50	*
Delta Airlines Master Trust	500,000	0.10%	47,619.05	*
Delta Pilots Disability and Survivorship Trust	235,000	0.05%	22,380.95	*
Dorinco Reinsurance Company	515,000	0.11%	49,047.62	*
Empyrean Capital Fund, LP	1,642,000	0.34%	156,380.96	*
Empyrean Capital Overseas Benefit Plan Fund, Ltd.	310,000	0.06%	29,523.81	*
Empyrean Capital Overseas Fund, Ltd.	3,048,000	0.63%	290,285.73	*
Equity Overlay Fund, LLC	1,000,000	0.21%	95,238.10	*
Finch Tactical Plus Class B	400,000	0.08%	38,095.24	*
Fore Convertible Master Fund, Ltd.	17,853,000	3.69%	1,700,285.80	*
Fore ERISA Fund Ltd.	1,983,000	0.41%	188,857.15	*
Fore Multi-Strategy Master Fund, Ltd.	5,020,000	1.04%	478,095.26	*
Goldman Sachs & Co. Profit Sharing Master Trust (4)	34,000	0.01%	3,238.10	*
Grace Convertible Arbitrage Fund, Ltd.	6,500,000	1.34%	619,047.65	*
HFR CA Select Master Trust	1,100,000	0.23%	104,761.91	*
Inflective Convertible Opportunity Fund I, Limited (4)	5,500,000	1.14%	523,809.55	*
Inflective Convertible Opportunity Fund I, L.P. (4)	3,000,000	0.62%	285,714.30	*

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
Institutional Benchmarks Series—Ivan Segregated Acct.	2,000,000	0.41%	190,476.20	*
Institutional Benchmarks Series (Master Feeder) Ltd.	1,200,000	0.25%	114,285.72	*
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series	450,000	0.09%	42,857.15	*
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	400,000	0.08%	38,095.24	*
INOVA Health Care Services	225,000	0.05%	21,428.57	*
INOVA Health System Retirement Plan	70,000	0.01%	6,666.67	*
KBC Financial Products USA Inc. (3)	8,000,000	1.65%	761,904.80	*
Knoxville Utilities Board Retirement System	80,000	0.02%	7,619.05	*
LDG Limited	76,000	0.02%	7,238.10	*
LLT Limited	1,436,000	0.30%	136,761.91	*
Louisiana Workers’ Compensation Corporation	105,000	0.02%	10,000.00	*
Lyxor/Context Fund Ltd. (4)	1,800,000	0.37%	171,428.58	*
Lyxor/Inflective Convertible Opportunity Fund (4)	2,000,000	0.41%	190,476.20	*
Macomb County Employees’ Retirement System	180,000	0.04%	17,142.86	*
Man Mac I, Limited	5,144,000	1.06%	489,904.79	*
Morgan Stanley Convertible Securities Trust (3)	1,400,000	0.29%	133,333.34	*
North Dakota State Investment Board	400,000	0.08%	38,095.24	*
Och Ziff Capital Structure Arbitrage Master Fund Ltd.	10,710,000	2.21%	1,020,000.05	*
Oz Special Funding (OZMD) LP	2,756,000	0.57%	262,476.20	*
People Benefit Life Insurance Company Teamsters	6,000,000	1.24%	571,428.60	*
Polygon Global Opportunities Master Fund	8,000,000	1.65%	761,904.80	*
Pond Point Partners Master Fund, Ltd.	1,500,000	0.31%	142,857.15	*
Port Authority of Allegheny County Consolidated Trust Fund	33,000	0.01%	3,124.86	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	415,000	0.09%	39,523.81	*
Prisma Foundation	135,000	0.03%	12,857.14	*
Quattro Fund Ltd.	3,280,000	0.68%	312,380.97	*
Quattro Multistrategy Masterfund LP	320,000	0.07%	30,476.19	*
Radcliffe SPC, Ltd. For and on behalf of the Class A Segregated Portfolio	10,000,000	2.07%	952,381.00	*
Redbourn Partners Ltd.	3,000,000	0.62%	285,714.30	*
Retail Clerks Pension Trust #1	1,000,000	0.21%	95,238.10	*
Retail Clerks Pension Trust #2	1,000,000	0.21%	95,238.10	*

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
RHP Master Fund, Ltd.	21,000,000	4.34%	2,000,000.10	*
Royal Bank of Canada (4)	10,000,000	2.07%	952,381.00	*
S.A.C. Arbitrage Fund, LLC	7,500,000	1.55%	714,285.75	*
San Diego County Employees’ Retirement Association	2,500,000	0.52%	238,095.25	*
Satellite Convertible Arbitrage Master Fund LLC	6,000,000	1.24%	571,428.60	*
SPT	640,000	0.13%	60,952.38	*
Steelhead Pathfinder Fund LP	150,000	0.03%	14,285.72	*
Tamalpais Asset Management, L.P.	4,500,000	0.93%	428,571.45	*
Tewksbury Investment Fund Ltd.	500,000	0.10%	47,619.05	*
The Cockrell Foundation	47,000	0.01%	4,476.19	*
The Dow Chemical Company Employees’ Retirement Plan	1,125,000	0.23%	107,142.86	*
Thomas Weisel Partners (4)	15,000,000	3.10%	1,428,571.50	*
TQA Master Fund, Ltd.	484,000	0.10%	46,095.24	*
TQA Master Plus Fund, Ltd.	279,000	0.06%	26,571.43	*
Union Carbide Retirement Account	560,000	0.12%	53,333.34	*
Univar USA Inc. Retirement Plan	280,000	0.06%	26,666.67	*
Van Kampen Harbor Fund (3)	2,600,000	0.54%	247,619.06	*
Waterstone Market Neutral Mac51, Ltd.	1,782,000	0.37%	169,714.29	*
Waterstone Market Neutral Master Fund, Ltd.	3,218,000	0.66%	306,476.21	*
Worldwide Transactions Limited	600,000	0.12%	57,142.86	*
Yield Strategies Fund I, L.P.	1,000,000	0.21%	95,238.10	*
Zazove Convertible Arbitrage Fund, L.P.	5,500,000	1.14%	523,809.55	*
Zazove Hedged Convertible Fund, L.P.	2,500,000	0.52%	238,095.25	*
Zurich Institutional Benchmarks Master Fund, Ltd.	161,000	0.03%	15,333.33	*
All other holders of notes or future transferees, pledges or successors of any holders (5)(6)	85,930,966	17.75%	8,183,901.93	1.69%

Total:	$484,000,000	100.00%	46,095,240.40	15.79%

*	Less than one percent (1%).
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 95.2381 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 291,927,070 shares of common stock outstanding as of March 22, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.
(3)	This selling securityholder is a broker-dealer.
(4)	This selling securityholder is an affiliate of a broker-dealer.
(5)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(6)	Assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of notes or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts or commissions or agent’s commissions from the selling securityholders or from the purchasers of the notes and common stock for whom they may act as agent.

The notes and the common stock may be sold from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of sale, including Nasdaq in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the shares of common stock, short and deliver notes and the shares of common stock to close out the short positions, or loan or pledge notes and the shares of common stock to broker-dealers that in turn may sell the notes and the shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the shares of common stock by the selling securityholders. Selling securityholders may decide not to sell any of the notes or the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

The Company’s common stock is quoted on the Nasdaq Global Select Market under the symbol “ONNN.”

The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

Each of the selling securityholders that is a registered broker-dealer or an affiliate of a registered broker-dealer has represented to us, and by its use of this prospectus repeats such representation to you, that it purchased its notes in the ordinary course of business and at the time of such purchase had no direct or indirect agreements or understandings with any person to distribute such notes or common shares issuable upon conversion of such notes.

The notes were issued and sold in December 2006 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. We have agreed to indemnify each selling securityholder (including the Initial Purchasers), and each selling securityholder’s directors, officers, employees, affiliates, agents and each person, if any, who controls that selling securityholder within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law. Each selling securityholder (including the Initial Purchasers) has agreed to indemnify us, our directors, each of our officers who has signed this registration statement and each person, if any, who controls us within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

•

such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act or any successor provision.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

•	30 days in any three-month period; or

•	an aggregate of 90 days for all suspension periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

Prior to the private placement, there was no trading market for the notes. Although the broker dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

LEGAL MATTERS

The validity of the notes offered hereby has been passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

We are paying all of the selling securityholders’ expenses related to this offering, except that the selling securityholders will pay any applicable underwriting and broker’s commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the distribution of the notes and shares of common stock registered hereby. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$14,859
Accounting Fees and Expenses	240,000
Legal Fees and Expenses	605,000
Printing and Engraving Expenses	75,000
NASDAQ Listing Fee	45,000
Miscellaneous	20,141

Total	$1,000,000

Item 15. Indemnification of Directors and Officers.

The registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Article Eleventh of the registrant’s Restated Certificate of Incorporation provides that the registrant shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

In addition, Section 102(b)(7) of the DGCL permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or other unlawful distributions, or (iv) for any transactions from which the director derived an improper personal benefit. Article Sixteenth of the registrant’s Restated Certificate of Incorporation states that the personal liability of the directors of the registrant is eliminated to the fullest extent permitted by Section 102(b)(7). The registrant also carries liability insurance covering officers and directors.

As of September 7, 2001, we entered into an investment agreement with an affiliate of Texas Pacific Group in connection with the affiliate’s acquisition of our Series A preferred stock. In connection with this transaction, the Board of Directors formed a Special Independent Committee to assist with our Series A preferred stock purchase. As part of the investment agreement, we agreed to indemnify and hold harmless each member of the Special Independent Committee from and against any and all losses, penalties, judgments, suits, costs, claims, liabilities, damages and expenses incurred by each member as a result of, or arising out of, any claim relating to breach of fiduciary duty or illegality (other than claims based upon fraud, embezzlement or any criminal violation of law), in each case, related to our Series A preferred stock purchase; provided, however, that such indemnification shall only be available to the extent that both (i) indemnification for these losses is not available from us under applicable law or as a result of our insolvency, and (ii) our insurers refuse to pay on our directors’ and officers’ liability insurance policies with respect to these losses.

The foregoing summaries are necessarily subject to the complete text of the DGCL, our Certificate of Incorporation, our insurance policies and the investment agreement referred to above and are qualified in their entirety by reference thereto.

Item 16. Exhibits.

The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit Number	Description of Exhibits
2.1	Reorganization Agreement, dated as of May 11, 1999, among Motorola, Inc., SCG Holding Corporation and Semiconductor Components Industries LLC (incorporated by reference from Exhibit 2.1 to Registration Statement No. 333-90359 filed with the SEC on November 5, 1999).†

2.2	Agreement and Plan of Recapitalization and Merger, as amended, dated as of May 11, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.2 to Registration Statement No. 333-90359 filed with the SEC on November 5, 1999).†

Exhibit Number	Description of Exhibits
2.3	Amendment No. 1 to Agreement and Plan of Recapitalization and Merger, dated as of July 28, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.3 to Registration Statement No. 333-90359 filed with the SEC on November 5, 1999).†

4.1	Specimen of share certificate of Common Stock, par value $.01, ON Semiconductor Corporation (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2004).

4.2	Indenture regarding the 2.625% Convertible Senior Subordinated Notes due 2026, dated as of December 15, 2006, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SMG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc. as guarantors and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference from Exhibit 4.1 to the Corporation’s Form 8-K filed with the SEC on December 20, 2006).

4.3	Form of Note for the 2.625% Senior Subordinated Notes due 2026 between ON Semiconductor Corporation and Deutsche Bank Trust Company Americas (incorporated by reference from Exhibit 4.1 to the Corporation’s Form 8-K filed with the SEC on December 20, 2006).

4.4	Registration Rights Agreement for the 2.625% Convertible Senior Subordinated Notes due 2026, dated as of December 15, 2006, between the ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. (incorporated by reference from Exhibit 4.3 to the Corporation’s Form 8-K filed with the SEC on December 20, 2006).

5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges.

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 23, 2007).

23.1*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP.

24.1*	Power of Attorney (included on signature pages of this Part II).

25.1*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Deutsche Bank Trust Company Americas under the Indenture.

*	Filed herewith.
†	Schedules or other attachments to these exhibits not filed herewith shall be furnished to the SEC upon request.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on April 4, 2007.

ON SEMICONDUCTOR CORPORATION

By:	/s/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Keith D. Jackson, Donald A. Colvin and George H. Cave, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-3 registration statement and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KEITH D. JACKSON (Keith D. Jackson)	President, Chief Executive Officer and Director of the registrant	April 4, 2007

/s/ DONALD A. COLVIN (Donald Colvin)	Executive Vice President, Chief Financial Officer and Treasurer of the registrant	April 4, 2007

/s/ J. DANIEL MCCRANIE (J. Daniel McCranie)	Chairman of the Board of Directors of the registrant	April 4, 2007

/s/ KEVIN R. BURNS (Kevin R. Burns)	Director of the registrant	April 4, 2007

/s/ JUSTIN T. CHANG (Justin T. Chang)	Director of the registrant	April 4, 2007

/s/ CURTIS J. CRAWFORD (Curtis J. Crawford)	Director of the registrant	April 4, 2007

/s/ JEROME N. GREGOIRE (Jerome N. Gregoire)	Director of the registrant	April 4, 2007

/s/ EMMANUEL T. HERNANDEZ (Emmanuel T. Hernandez)	Director of the registrant	April 4, 2007

/s/ PHIL D. HESTER (Phil D. Hester)	Director of the registrant	April 4, 2007

/s/ JOHN W. MARREN (John W. Marren)	Director of the registrant	April 4, 2007

/s/ ROBERT H. SMITH (Robert H. Smith)	Director of the registrant	April 4, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Reorganization Agreement, dated as of May 11, 1999, among Motorola, Inc., SCG Holding Corporation and Semiconductor Components Industries LLC (incorporated by reference from Exhibit 2.1 to Registration Statement No. 333-90359 filed with the SEC on November 5, 1999).†

2.2	Agreement and Plan of Recapitalization and Merger, as amended, dated as of May 11, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.2 to Registration Statement No. 333-90359 filed with the SEC on November 5, 1999).†

2.3	Amendment No. 1 to Agreement and Plan of Recapitalization and Merger, dated as of July 28, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp. (incorporated by reference from Exhibit 2.3 to Registration Statement No. 333-90359 filed with the SEC on November 5, 1999).†

4.1	Specimen of share certificate of Common Stock, par value $.01, ON Semiconductor Corporation (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2004).

4.2	Indenture regarding the 2.625% Convertible Senior Subordinated Notes due 2026, dated as of December 15, 2006, between ON Semiconductor Corporation, Semiconductor Components Industries, LLC, SMG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc. as guarantors and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (incorporated by reference from Exhibit 4.1 to the Corporation’s Form 8-K filed with the SEC on December 20, 2006).

4.3	Form of Note for the 2.625% Senior Subordinated Notes due 2026 between ON Semiconductor Corporation and Deutsche Bank Trust Company Americas (incorporated by reference from Exhibit 4.1 to the Corporation’s Form 8-K filed with the SEC on December 20, 2006).

4.4	Registration Rights Agreement for the 2.625% Convertible Senior Subordinated Notes due 2026, dated as of December 15, 2006, between the ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. (incorporated by reference from Exhibit 4.3 to the Corporation’s Form 8-K filed with the SEC on December 20, 2006).

5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

12.1*	Statement of Computation of Ratio of Earnings to Fixed Charges.

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 23, 2007).

23.1*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP.

24.1*	Power of Attorney (included on signature pages of this Part II).

25.1*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Deutsche Bank Trust Company Americas under the Indenture.

*	Filed herewith.
†	Schedules or other attachments to these exhibits not filed herewith shall be furnished to the SEC upon request.